                                                                    Exhibit 99.2

"HYDROGENICS Annual Report 2000"

CORPORATE PROFILE

We are a fuel cell technology company focused on the commercialization of proton exchange membrane ("PEM") fuel cells for clean power generation. We develop and manufacture fully integrated PEM fuel cell test and control systems, including related peripheral products and associated diagnostic and control equipment. The knowledge and expertise that we have acquired from the development and manufacture of our fully automated test and control systems is being actively applied to the development of fuel cell power generation products with broad commercial applications. Our strategy is to exploit markets across the transportation, stationary and portable power spectrum. Founded in Toronto, Ontario in 1995, we now operate from a 95,000 ft(2) Mississauga facility with mass production capacity. We also have an Asia-Pacific office in Tokyo, Japan, and an operations facility in Rush, New York.

We have applied for registration of the trademarks "FCATS", "FCAVS", "Screener", "HyPORT", "HyTEF", "HyAL", "MREF", "POTENZ", "HyPORT", and "IMPACT" in Canada. We have applied for registration of "Hydrogenics" in Canada and the United States.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held in Toronto at 10:00 a.m. local time on June 6, 2001 in Room CC-3 at the offices of Osler, Hoskin & Harcourt LLP, 63rd floor, 1 First Canadian Place, Toronto, Canada.

                                     INDEX

Financial Highlights                                   1
Message to Shareholders                                2
Review of Operations                                   6
Management's Discussion and Analysis                  12
Financial Statements                                  21
Notes to the Financial Statements                     24

                                [HYDROGENICS LOGO]

                              FINANCIAL HIGHLIGHTS

                                                         2000            1999            1998
YEAR ENDED DECEMBER 31                           U.S. dollars    U.S. dollars    U.S. dollars
----------------------                           ------------    ------------    ------------
INCOME STATEMENT DATA
Revenue                                            8,882,953      2,674,255         664,917
Gross Margin                                       2,397,959        569,125         250,352
Net Income (loss)                                 (1,735,963)      (207,506)         99,132
Earnings per share (loss)
  Basic + fully diluted                                (0.08)         (0.01)           0.01

OPERATING DATA (% of revenue)
Gross Margin                                            27.0           21.3            37.6
Gross Research & Development                            10.3           15.9            14.2
Selling, Marketing & Administration                     23.3           20.0            13.4

BALANCE SHEET DATA
Total Assets                                      82,992,251      1,963,872       1,249,072
Shareholders' Equity                              80,259,543         37,767         246,501

                            [ANNUAL REVENUES CHART]

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

                            MESSAGE TO SHAREHOLDERS

The year 2000 was an exceptional year for Hydrogenics. Our commitment to teamwork, our focus on leading-edge technology and relationships of trust and co-operation with our customers allowed us to continue to achieve exceptional growth. We reached key milestones and furthered Hydrogenics' position as a leading proton exchange membrane ("PEM") fuel cell technology-based manufacturer and developer. As well, we more than tripled our gross revenues and continued to achieve significant technological advancements in our research and development initiatives. In the face of a challenging year for publicly traded technology companies, we managed to complete an initial public offering of our common shares and list on the Nasdaq National Market and The Toronto Stock Exchange. All in all our achievements in 2000 speak well of our ability to execute and deliver on our goals and provide an excellent foundation from which to generate continued growth and shareholder value.

OUR GROWTH
The last three years have been characterized by rapid growth in all aspects of our business. At the core of this growth are our FCATS products. The demand for these products has driven the growth in our personnel, facilities, R&D investment, and business infrastructure. During 2000 the number of our employees increased from 24 at the beginning of the year to 74 by year end. In order to keep up with this pace we moved in October 2000 into a 95,000 square foot research and manufacturing facility. We also expanded geographically during the year, by establishing an Asia Pacific office in Japan and an operations facility in Rush, New York. Late in the year we took steps to gain flexibility and strengthen our balance sheet with the successful offering of 7 million common shares that raised net proceeds of US$ 76.2 million. With the completion of this offering, we are well capitalized and hope to continue our exceptional growth.

OUR CHALLENGE
The upcoming year is a crucial one for our industry. PEM fuel cells have long captivated the power generation industry and markets with their potential. Much has been written about the vast markets and wide-reaching economic benefits of this technology. Nonetheless, we believe that the investment markets and stakeholders are growing impatient for fuel cell technology to move from the laboratory to working commercial products that are utilized in everyday life. This is the challenge for our industry, and one that we have embraced for 2001.

Moving from 'promise' to 'product' will require not only the continued development of core fuel cell technology, but also the development of the system around the fuel cell. We believe that our commercial activities over the last three years have allowed us to stake a claim as one of the world's leading developers of sophisticated fuel cell operating systems. In the last three years, we have developed, manufactured, sold and serviced sophisticated operating systems that "make fuel cells work" in many countries of the world, including the United States, Japan, the United Kingdom and Germany. We expect the step from 'promise' to 'product' will be a small one for Hydrogenics, and view it as a natural evolution of our existing knowledge and system capabilities.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

OUR PATH: FROM FCATS TO COMMERCIAL POWER PRODUCTS
FCATS
Many fuel cell companies have directed considerable resources to the development of the fuel cell and its components. While this is important, and has occupied a considerable amount of our resources, Hydrogenics has always held a view that "systems" not "cells" are where the profitable, value-added opportunities will present themselves. We still hold this belief, and sense that the time is fast approaching when the merits of this strategy will be realized.

Our business plan was deliberately built on the opportunities that the market for control and test products would present. Our FCATS product line has allowed us the opportunity to develop expertise in the design and manufacture of integrated fuel cell systems, and to work with industry leaders by providing a critical element to their development efforts. By working closely with our customers we have discovered different ways of thinking about fuel cells, their potential applications and the systems that control and surround them. This information and knowledge has been invaluable in starting Hydrogenics down the path toward the development and manufacture of power products for the portable, stationary and automotive markets.

System Integration
On its own a fuel cell stack is incapable of producing usable power. It must be designed and integrated into an application-specific system, either an engine or an appliance. This requires extensive integration expertise because fuel cells perform in an operating environment that is complex and entirely new to conventional power technologies. We believe that we are one of a few PEM fuel cell developers with these integration capabilities in addition to substantial fuel cell expertise. It is this integration expertise, and the innovation with which we apply it, that has positioned us to take advantage of emerging opportunities in "system integration". System integration is the type of work that links the development of our FCATS products with the development of the fuel cell power products of tomorrow.

In many respects "system integration" is what we have been doing since our inception, through continuous iterations and improvements to our FCATS products. Our customers have witnessed our capabilities in this area, and have come to rely on them. Our mission over the past three years has been to tackle operating system problems on behalf of our customers, not merely sell products. This mindset permeates our customer relationships and has put us in a position of leadership and trust with some of the world's most progressive fuel cell development programs. As our customers take the next step to integrate their fuel cells into systems, Hydrogenics is poised to offer new services as a systems integration partner. In 2001 we expect a growing percentage of our revenue will be realized from system integration work and we feel strongly that such opportunities will considerably accelerate our progress in developing future commercial power products.

Power Products
The future of Hydrogenics is dependent on our ability to combine our integration strengths with the innovations spawned from our technology development initiatives. Hence our motto "Integration with Innovation". Our initial power modules will target high $/kW ("premium power") applications that meet real commercial needs at a cost that is reasonable and

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

affordable. We have identified these initial 'market pull' opportunities in military applications, backup power markets, and other niche markets. We believe that the development and sale of power products into these markets will inevitably lead to cost reductions, which in turn will expand the markets for this technology. This is a model that has been historically proven by other emerging technologies, and one which we believe will apply to the commercialization of fuel cell technology.

OUR GOALS
We have ambitious goals for 2001 and the vision and resources to achieve them. Our mission remains clear. We are focused on a commercial path from FCATS to fuel cell power systems. Our principal goals for the year can be captured under the following broad headings: "commercial power products", "strategic alliances" and "commercial sustainability".

Commercial Power Products
Our goal is to respond to the market's challenge to deliver commercial power products with mass market appeal. We know we have the expertise to bring fully integrated power systems to specific applications, well beyond the fuel cell stack alone, and we know the steps we need to take are simply an extension of what we have been doing successfully since our inception. Consequently, we have set an aggressive timeline for the development of new power products. We plan to design, build, demonstrate and field test prototype systems in 2001 as a first step towards selling commercially available products in 2002, with initial targets set at select premium power markets with long term potential.

We still maintain that the route to commercial products for broad markets is through premium power applications. In our pursuit of premium power opportunities we will execute along two paths - by providing system integration services for select customers, and by developing fully integrated systems and power modules that incorporate our own stack technology.

Strategic Alliances
Our progress in the immediate future will be measured in terms of our ability to establish Hydrogenics not only as leader in the development and manufacture of PEM fuel cell systems, but also by our ability to forge strategic alliances in Canada, the United States and elsewhere. This is one of our priorities for 2001. Strategic relationships will provide Hydrogenics with an additional perspective and unique paths to launch products across a broad spectrum of portable, stationary and automotive applications. Whether prospective alliances offer complementary technologies, or attractive opportunities for market penetration, we plan to be selective and pursue those relationships that offer the best long-term value for our shareholders.

Commercial Sustainability
Our third goal is to manage our business on a commercially sustainable basis. One of our customers has characterized the development of fuel cell products as "more a marathon than a sprint". This is a cautious statement, but one that we embrace in our operations. We appreciate that a successful business is built on profit and an acceptable rate of return for shareholders. In 2000 we grew our business substantially yet managed to incur only a modest loss. This result

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

stands in stark contrast to many of our competitors and we are proud of this achievement. In 2001 we will continue to strive to use our financial, intellectual and human capital efficiently with a view to profit.

We hope you sense the excitement we feel about our future. Our plans are aggressive, yet achievable. We can say this because of the experience and position we have attained through our FCATS business, and the perspective that it gives us as we develop the fuel cell products of tomorrow. We hear the markets' demands and we are readying ourselves to meet their challenge. We firmly believe that 2001 will be a defining and exciting year for Hydrogenics.

A WORD OF THANKS
I would like to thank each of our employees for making 2000 a success. I would also like to extend my thanks to our customers and our suppliers, and also to our Board of Directors, for their unfailing sense of responsibility, guidance and support, which has made an outstanding contribution to our successful growth.

On behalf of Hydrogenics' management team and Board of Directors

/s/ Pierre Rivard

Pierre Rivard
President and Chief Executive Officer

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

                              REVIEW OF OPERATIONS

OVERVIEW
We manage our business with one objective always in mind -- to commercialize PEM fuel cell technology. To make this happen we forge ahead on two distinct, but related, fronts. On the one hand, we manage our "today" business, a growing commercial enterprise with customers spanning the globe; on the other, we are developing our "tomorrow" business through the efforts of our outstanding research and development team who are advancing the power system technologies of the future.

Our "today" business is the development, manufacture, and service of control and test products for the fuel cell research and development market. While this is not currently a large market, it is a growing market, and it has a number of attributes that are important for our future success. First, it represents an existing revenue-generating fuel cell market that precedes the sale of fuel cell systems themselves. Second, it presents a valuable opportunity to develop our business capabilities in fuel cell technology, including a sales force, customer service department, a supply chain and process manufacturing expertise. Third, our today business has allowed us to establish strong relationships with many of the largest fuel cell programs in the world. Fourth, and perhaps most importantly, our today business has allowed us to develop expertise in the design and manufacture of integrated fuel cell systems, and has provided us with a unique insight into how a fuel cell works best.

The knowledge and expertise that we derive from our "today" business is applied daily in our research and new product development programs, which we refer to as our "tomorrow" business. These efforts have always been a key component of our operations. During the past year we accelerated our activities in these areas to further our objective of commercializing PEM fuel cell technology. Our research and development efforts are focused on a number of initiatives, from core technology, to sub-system development, to the design and assembly of fuel cell power products. Our research and development efforts have been highly productive with a strong orientation toward products aimed at near to medium term commercialization, rather than fundamental, longer-term research.

Beyond our proprietary efforts, collaborations with other innovative companies have enhanced our own creative processes. Collaborations accelerate our research and development efforts in two ways. First, collaborations help to ensure that our development work remains highly focused on commercial applications. Second, collaborations provide us the opportunity to weave the complementary technology of our collaborators together with our own innovations. These relationships cover a spectrum from core technology, through systems development, to early power system adopters. To date, our research and development collaborative efforts have involved over 20 companies and organizations.

OUR TODAY BUSINESS: FCATS
We refer to our control and test products as "FCATS", which is an acronym for "Fuel Cell Automated Test System". Our FCATS' customers include many of the world's largest fuel cell technology developers. They rely on our FCATS during their research and development to operate their fuel cells, small and large, so that they can acquire reliable and accurate

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

information that is critical to directing their development efforts. In short, FCATS products allow our customers to: (i) operate their fuel cells under controlled conditions; (ii) acquire a wide set of operating data; (iii) interpret and communicate operating information; and (iv) provide accurate, consistent and repeatable results. Our FCATS products range from the economical FCATS Screener for small scale component testing, up to the FCATS 85000 for the dynamic, reliable and high power fuel cell stack operation that is necessary in demanding automotive applications. We believe that the range of our FCATS products spans all currently identified markets for PEM fuel cell applications.

One of our primary goals for 2000 was to increase revenues from the sale of our FCATS products. By year-end, we more than tripled our FCATS revenues over the previous year. This rapid growth has had a profound impact on all aspects of our business, and specifically has necessitated a dramatic increase in our labour force and a move to a much larger facility. In addition, the strength of our FCATS business has enabled us to improve our infrastructure and has advanced our ability to manufacture fuel cell power products.

During 2000, we expanded our FCATS product offerings to meet new customer requirements. Such requirements result from the accelerated development of fuel cell technology and our commitment to evolve the FCATS product line with, or in some cases, ahead of, our customers' needs. For example, during the year we witnessed demand for three new requirements - longer operation capabilities, higher power ranges and dynamic operating conditions. In response to these demands we created a number of new products during the year.

New product releases were led by the FCATS 85000, which was designed for the transportation fuel cell market. The FCATS 85000 allows a fuel cell developer to test stacks of up to 85kW as well as sub-systems and related components. A marked feature of this product is that it dynamically controls the full operating regimes of a fuel cell stack, including humidification, pressure, flow rate, temperature, synthetic reformates and other operating requirements. This product establishes Hydrogenics as a full-range test and control supplier, able to meet the full testing requirements of our customers, from exploratory work on small fuel cells and components to dynamic durability testing on high-power cell stacks for the transportation and stationary markets.

We also developed and delivered a new "FCAVS" product and our first reformer test station during the past year. Our FCAVS product is an end-of-the-line manufacturing system designed for integration with and into a fuel cell stack production line. It offers a reduced set of capabilities (and hence reduced cost) from our FCATS products, and is designed to run quality assurance tests that include stack conditioning, gradual loading, membrane pre-humidification and performance assertion, in each case, prior to the installation of a fuel cell stack into a balance of plant or commercial product. We feel strongly that our new product deliveries in 2000 demonstrate our ability to create and innovate, and validate our solid platform of system capabilities.

At a sub-system level we developed and delivered our new IMPACT test module, designed to measure AC impedance non-intrusively, in real-time and under dynamic conditions. IMPACT represents an important advancement over previous techniques and equipment, and delivers this unique capability at considerable cost savings to our customers. IMPACT is an

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

example of how technology developed for the control and test markets of today can be applied to the mass-produced fuel cell power products of tomorrow. We feel strongly that our ongoing development of IMPACT will ensure that this potential is captured.

All in all, 2000 was a meaningful year of development in our "today" business. Our outlook for further growth of FCATS revenues and product offerings is very positive. As our industry evolves and new markets are established, our development of the FCATS product line will also continue. In our customary fashion we will explore and exploit these evolving markets as they unfold.

OUR TOMORROW BUSINESS: RESEARCH & DEVELOPMENT
As our "today" business grew during 2000, so too did our "tomorrow" business. During the year we applied significant resources to our research and development operations, in terms of staffing, equipment and facilities. Our ranks of dedicated research and development professionals increased from four at the end of 1999 to 10 at the end of 2000, to 17 today. Our dedicated R&D floor-space expanded by over 300 percent during the year to accommodate our personnel growth. As we embark upon a new year we feel strongly that we are well prepared and equipped for continued rapid progress in this area through 2001 and beyond.

Our research and development efforts are conducted with one objective in mind - the development of commercial power products. These efforts can be categorized in three broad areas: core technology development, system and sub-system development, and product development.

Core Technology Development
Research and development at a core technology level provides the foundation from which innovations at a system level can be achieved. Examples of our progress during the year include the following:

     - Material selection - Extensive testing continues to be performed on fuel cell and electrolyzing technologies, from catalysts, coating materials, and plates, to membrane electrode assemblies. We believe that our efforts in this area will enable our fuel cell and regenerative programs to progress using advanced materials at the right price.

     - Regenerative fuel cell stacks - We achieved important milestones over the past year in our regenerative program. In particular, our 2nd generation design yielded significant durability and efficiency gains. Close to 2,000 continuous operating hours were logged and efficiency improved by more than 60% over our 1st generation design. During the year we designed our 3rd generation regenerative stack which will undergo testing and further development in 2001.

     - Manufacturing processes - During the year important collaborative work was initiated on a novel method and process for sealing fuel cell stacks. We are optimistic that the combination of our fuel cell design capabilities and the leading technology of our strategic collaborator will result in commercial opportunities for both parties in 2001 and beyond.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     - Control Technology - We continue to develop advanced proprietary control technology. During the year we developed techniques to determine and dynamically respond to fuel cell efficiency, a function that provides critical feedback in real-time so that operating parameters can be adjusted responsively to maintain the optimum performance of a fuel cell stack. This replaces incumbent technology that was unable to meet commercial requirements.

     - Plate fabrication technology - Since 1999, we have collaborated with a leading global auto parts company to reduce the cost of plates through the development of high-volume manufacturing technologies. During 2000 we expanded the scope of our work in this area, and have commenced additional collaborative efforts with other companies to ensure compatibility between design, materials, and manufacturing techniques.

These are some of the areas in which important progress was made at a core technology level during the past year.

System and Sub-System Development
Development at a systems level is where our core technologies are applied to the development of sub-systems that can be utilized in a number of commercial power products. We made substantial progress in system and sub-system development during 2000, as evidenced by the following achievements:

     - Consistent fuel cell stack performance - Our state-of-the art testing facility was completed late in the year, and put to work immediately. We now can operate a number of multi-kilowatt fuel cell stacks simultaneously in unattended mode. This capability enabled us to accelerate the advancement of our 3rd and 4th generation stack technology during the year. Our 4th generation stack incorporates a number of improvements, including a novel sealing process that was jointly developed with a collaborator.

     - Providing power from Watts to 100 kW - During the year we undertook initiatives to develop our stack technology so that it could match the power range of our FCATS product line. We expect that the development of our 5th generation stack during 2001 will advance our stack technology to this ultimate target.

     - Cathode sub-system development - One of the many balance of plant sub-systems that our FCATS product line has spawned is a unique humidification method that is critical to the efficient operation of a fuel cell stack. This humidification scheme has direct relevance to the fuel cell power products of tomorrow. Over the past year we invested significant efforts in perfecting and protecting this important piece of intellectual property.

Product Development
Product Development is the last area of our research and development activities. Product development is where our core technology and sub-system development efforts merge, and take the form of a product or prototype ready for pre-commercial testing. Exposing a product

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

prototype to real world operating conditions and expectations typically involves iterative design modifications, demonstrations, and rigorous field-testing. Some of our product development initiatives during the year are represented by the following:

     - 2nd Generation HyTEF - Our first premium power product, the HyTEF power generator, entered the product development stage in 2000. Field trials for our alpha version commenced early in 2000, and a number of design and performance improvements were incorporated through the year. These included automated operation, enhanced remote control, higher power output, and improved reliability. A HyTEF prototype was in the midst of durability testing at the end of 2000. The HyTEF product line is designed to deliver 10 Watts - 1kW, for a versatile range of applications. It also has the ability to function in extreme environments where most other traditional or new power technologies cannot be applied successfully.

     - HyPORT - We successfully demonstrated an alpha version of our HyPORT portable multi-kilowatt power generator late in 2000. At the time this product incorporated our early 3rd generation stack technology, a novel sub-system technology integrating a metal hydride fuel source and our proprietary power controller. Efforts to enhance system performance commenced immediately upon completion of the initial demonstration. These improvements include a higher power output to cover a wider range of applications, a more rugged design, and further control enhancements. Our HyPORT is targeted at an early adopter military market. However, we believe that there is great potential for this product to be adapted for broader commercial portable power markets.

Three new fuel cell power products are now emerging from our core technology and system development efforts. The first of these is a fully packaged 25 kW 'plug and play' power module. This will be the prototype of Hydrogenics' future product line of power modules. Second, we are developing backup fuel cell power systems to address critical needs in telecommunication applications. We are designing these products to operate in a power range of 1-25kW, with an option to incorporate regenerative system technology. Lastly, a recently awarded contribution from the Government of Canada is assisting us with the two-year development of a 50 kW stationary power generator fueled by natural gas. This new product will be targeted at multi-dwelling and commercial building applications.

These product development initiatives represent only some of our plans for 2001 and beyond. As evidenced above, we are accelerating our efforts in system development and product prototyping, and are driving these efforts by identifying premium power applications with current market pull. We recognize that the sooner we put products into premium power markets, the sooner our costs will decrease and our potential markets will expand. As a complement to our current product initiatives, in 2001 we will intensify our efforts to work with strategic partners that offer complementary technologies and opportunities for enhanced market penetration.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

OUR EVERYDAY BUSINESS: FINANCE AND ADMINISTRATION
Just as growth was the hallmark of our "today" and our "tomorrow" businesses during the past year, growth also defined our "everyday" business - the management of our day-to-day activities.

We commenced our public offering process early in 2000 following the closing of a private financing in January, which raised US$3 million through the sale of convertible preferred shares. We completed our public offering in Canada and the United States on November 1, 2000, being one of the last companies to successfully conclude an offering before the collapse of the initial public offering market, and stock markets in general. Considering the volatile state of markets at the time, the completion of this financing stands as a critical accomplishment for us in 2000. We raised net proceeds of US$76.2 million from the offering, and are now well capitalized to execute our business plan and continue our rapid development.

In a very short period of time, the operating infrastructure and hence the complexity of our business has increased dramatically. During the year we moved from our previous 13,700 ft(2) facility in Woodbridge, Ontario, and set up business in a 95,000 ft(2) facility in Mississauga, Ontario. In addition, we opened a new 10,000 ft(2) facility in Rush, New York and established an Asia-Pacific sales office in Japan. During the year we also dramatically increased the number of our employees from just over 20 at the beginning of the year, to over 70 at year end, to over 100 employees today. Managing this growth effectively was a challenge that we met in 2000 through enhanced organizational structure and augmented management strength.

Developing the information and control systems necessary to support our current and future growth was a critical element of our management activities during the year. We invested in three new information systems, each of which was implemented during the fourth quarter of 2000. Over the course of the year we migrated our financial information to a fully integrated information technology package that enables us to manage the increasing demands for timely and accurate information as we grow our business. At the same time, we implemented a complementary manufacturing information system designed to manage production scheduling, materials and resource planning, shop floor control, purchasing and inventory control. Lastly, we implemented an integrated activity and cost-tracking system that enables our financial and research and development management to track the progress and costs of our many research and development programs. All of the above developments are indicative of our continued effort to improve our management structures and systems, and are consistent with our goal to use our financial, intellectual and human resources efficiently, with a view to profit.

CORPORATE GOVERNANCE
Details of our approach to corporate governance are contained in the Management Information Circular prepared for our Annual Meeting of the Shareholders to be held on June 6, 2001. Copies of the Management Information Circular are available on request and are mailed to shareholders of record along with this Annual Report.

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The following sets out management's discussion and analysis of our financial position and results of operations for the years ended December 31, 2000 and 1999. The information is intended to assist our readers in analyzing our financial affairs, and should be read together with our consolidated audited financial statements for 2000, including the notes therein, contained in this Annual Report.

All financial information is reported in U.S. dollars unless otherwise noted. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, which are commonly called "Canadian GAAP". Canadian GAAP differs in some respects from accounting principles generally accepted in the United States which are commonly called "U.S. GAAP". See note 19 to our consolidated financial statements.

Certain statements in this Annual Report may constitute "forward-looking" statements within the meaning of the "safe harbour" provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management's current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "may, expects, intends, anticipates, believes, estimates and forecasts" and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; and, our dependency on third party suppliers.

OVERVIEW
We continue to concentrate our efforts on the development of fuel cell systems, components and subsystems targeted towards the broad transportation, stationary and portable power markets. During fiscal 2000 we continued to expand our expertise and knowledge of proton exchange membrane (PEM) fuel cell systems through the design, development and manufacture of our FCATS (Fuel Cell Automated Test System) product line. For fiscal 2000, operating revenue increased 230% to $8.9 million from $2.7 million for the comparable period in 1999. During fiscal 2000 we also expanded our FCATS product line as four new FCATS products were designed, built and sold, including an 85 kW system, a reformer system, a manufacturing verification system and a system targeted at the residential fuel cell market.

During fiscal 2000, we increased our capacity and capability to meet the upcoming challenges of our industry by:

     - adding 50 employees to finish the year at 74, a pace of growth we expect to continue into 2001, as manufacturing and research requirements continue to grow;

     - relocating to modern manufacturing and production facilities which increased our total administrative, production and R&D space to 105,000 square feet from 13,500 square feet;

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     - expanding our sales and marketing efforts by establishing an Asia-Pacific sales office in Japan;

     - completing a successful initial public offering of our common shares; and

     - ending the year with a strong balance sheet, including $77.4 million in cash and cash equivalents.

Revenues
Revenues increased to $8.9 million for the year ended December 31, 2000 compared to $2.7 million for the year ended December 31, 1999. The increase in revenues was primarily due to increased demand for our FCATS products from our existing customers. We also expanded our customer base during this period which resulted in additional revenue.

We continue to generate much of our revenue from a small number of our customers. Revenues from our three largest customers accounted for 78% and 80% of our total revenues for the years ended December 31, 2000 and 1999 respectively.

The majority of our revenues is recognized on a percentage of completion basis due to the length of the build cycle of our FCATS product line. As we standardize our manufacturing processes and reduce our build cycle, we expect that a greater percentage of our revenue will be recognized when products are delivered.

We anticipate continued revenue growth from our FCATS product line as our existing and future customers expand their fuel cell development programs. We also anticipate that revenues from system integration and, to a lesser extent, full power systems production will increase in 2001 and beyond as we apply the extensive knowledge we have gained in designing and manufacturing our FCATS product line toward these larger market opportunities.

Cost of revenue
As a result of a significant increase in revenues, cost of revenues increased to $6.5 million for the year ended December 31, 2000 compared to $2.1 million for the year ended December 31, 1999. Cost of revenues consist of materials, direct labour costs and benefits, indirect labour costs and benefits relating to engineering and design and overhead costs. We realized a gross margin of $2.4 million, or 27% of revenues, for the year ended December 31, 2000 compared to $0.6 million or 21% of revenues for the year ended December 31, 1999. A number of variables beyond our control can impact our gross margin, for example the volume and the timing of orders, the degree of customization required by our customers, and the product mix at any one time.

Selling, general and administration
Selling, general and administrative (SG&A) expenses increased to $2.1 million for the year ended December 31, 2000, compared to $0.5 million for the year ended December 31, 1999. SG&A expenses consist primarily of wages and salaries relating to our sales, marketing and corporate staff, professional fees, corporate travel, insurance and facilities costs.

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

The increase in SG&A expenses in 2000 is attributable to a number of items, including:

     - an increase in insurance, professional fees and investor relations expenses of approximately $0.4 million, associated with our change of status from a private company to a public company;

     - an increase in utilities and rent of approximately $0.3 million, resulting from the move to our new 95,000 square foot facility during the fourth quarter of 2000;

     - an increase in sales and marketing expenses of approximately $0.2 million, reflecting an expansion of our sales and marketing staff and the opening of our Asia Pacific office in Tokyo during the third quarter;

     - an increase of approximately $0.32 million, reflecting the hiring of additional employees during the year to facilitate our manufacturing and development initiatives.

We anticipate that SG&A will continue to increase in 2001, although at a slower pace than in 2000. We expect that increases in SG&A expenses in 2001 will result from continued staff expansion and the effect of a full year of occupancy costs associated with operating in our new facility.

Research and development
Research and development expenses, excluding grants, increased to $0.9 million for the year ended December 31, 2000, compared to $0.4 million for the year ended December 31, 1999. Research and development costs consist of materials, labour costs and benefits, depreciation on research and development equipment, legal fees for the protection of intellectual property and an allocation of overhead attributable to research and development.

We anticipate that research and development expenses will increase significantly in 2001 as we focus our efforts on the commercial and practical applications of our technology. Funding for research and development will come from our cash reserves and external sources such as government research grants.

Accrued dividend and amortization of discount on preferred shares
Expenses related to the accrued dividend and amortization of discount on our preferred shares increased to $0.3 million for the year ended December 31, 2000 compared to $0.1 million for the comparable period in 1999. This increase is directly attributable to the issuance of preferred shares in January 2000. Under Canadian GAAP our preferred shares were treated, in part, as debt and the accrued dividends and discounts associated with such debt were amortized, reflecting an expense on our financial statements. Upon the closing of our public offering, all issued and outstanding preferred shares were automatically converted into common shares. As a result we will no longer incur expenses associated with these preferred shares.

Provincial capital tax
As a result of the proceeds realized on the closing of our initial public offering, our total assets have increased to a level that exceeds the small business classification under Ontario tax legislation. As a result we are now subject to a provincial capital tax on our total assets. Under

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Canadian GAAP this is not classified as income tax expense. For the year ended December 31, 2000 this amount was $0.3 million. In prior years we were not subject to this tax.

Interest and bank charges
Interest income, net of bank charges and interest paid increased to $0.8 million for the year ended December 31, 2000, compared to $9,000 for the year ended December 31, 1999. This increase is primarily attributable to the interest earned on the investment of the proceeds of our initial public offering. We anticipate a significant increase in interest income, reflecting a full year of interest on the short term investments we hold. Our investments are held exclusively in short term Canadian or U.S. government securities.

Foreign exchange loss
We incurred a foreign exchange loss of $1.3 million for the year ended December 31, 2000, as a result of a strengthening of the Canadian dollar against the U.S. dollar in the fourth quarter of 2000. The loss arises primarily because the Canadian dollar is our functional currency and the majority of our cash and cash equivalents is held in U.S. dollar short term investments. There were no significant foreign exchange gains or losses in prior years.

Income taxes
Income taxes increased to $0.2 million for the year ended December 31, 2000 compared to a recovery of income tax of $1,000 for the year ended December 31, 1999. The increase is attributable to a Federal large corporations tax, which was triggered by the significant increase in our net assets. Large corporations tax is imposed at a rate of 0.25 percent of an adjusted net assets amount. This tax is considered an income tax for disclosure purposes.

We were not subject to any tax on income during the year ended December 31, 2000, due to our net loss for the year. Our effective tax rate changed during fiscal 2000, reflecting our change of status from a Canadian controlled private corporation to a public company. Canadian controlled private corporations are taxed at a lower rate than public companies. The change in our effective tax rate will have an impact on future income tax payable.

Net income (loss)
Net loss increased to $1.7 million for the year ended December 31, 2000 compared to $0.2 million for the year ended December 31, 1999. Most of this increase is attributable to the foreign exchange loss of $1.3 million, increased SG&A and research and development expenses.

Loss per share increased to ($0.08) for the year ended December 31, 2000 compared to a loss of ($0.01) for the year ended December 31, 1999. The weighted average number of shares used in calculating the loss per share increased to
22.3 million shares for fiscal 2000, reflecting our public offering on November 1, 2000. The number of common shares outstanding at December 31, 2000 was 35.6 million. Options granted under our stock option plan have not been included in the calculation of the fully diluted loss per share. As at December 31, 2000, there were 3.9 million options issued and outstanding, of which 2.0 million were exercisable.

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

QUARTERLY RESULTS OF OPERATIONS
The following tables show the unaudited consolidated statements of operations for the past eight quarters ending December 31, 2000. The information has been obtained from our quarterly unaudited financial statements which have been prepared in accordance with Canadian GAAP and, in the opinion of management, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of the results of the interim periods. We expect our operating results to vary significantly from quarter to quarter. You should not rely on them to predict future performance.

1999

                                                   QUARTER ENDED (UNAUDITED)
                               (expressed in thousand of U.S. dollars - except per share amounts)
                              MARCH 31     JUNE 30     SEPTEMBER 30     DECEMBER 31     TOTAL YEAR
                              --------     -------     ------------     -----------     ----------
REVENUES                           276         498              567           1,333          2,674
COST OF REVENUES                   224         354              466           1,061          2,105
                              --------     -------     ------------     -----------     ----------
                                    52         144              101             272            569
                              --------     -------     ------------     -----------     ----------
OPERATING EXPENSES
Selling, general and
  administrative                    93         173              146             122            534
Research and development            76         117              177              54            424
Research and development
  grants                             -        (131)             (44)            (87)          (262)
Depreciation of capital
  assets                             2           3                5               8             18
                              --------     -------     ------------     -----------     ----------
                                   171         162              284              97            714
                              --------     -------     ------------     -----------     ----------
INCOME (LOSS) FROM
  OPERATIONS                      (119)        (18)            (183)            175           (145)
                              --------     -------     ------------     -----------     ----------
OTHER (INCOME) EXPENSES
Accrued dividends and
  amortization of discount
  on preferred shares               18          19               18              18             73
Provincial capital tax               -           -                -               -              -
Interest and bank charges           (6)         (4)              (7)              8             (9)
Foreign exchange (gains)
  losses                             -           -                -               -              -
                              --------     -------     ------------     -----------     ----------
                                    12          15               11              26             64
                              --------     -------     ------------     -----------     ----------
GAIN (LOSS) BEFORE INCOME
  TAXES                           (131)        (33)            (194)            149           (209)
                              --------     -------     ------------     -----------     ----------
INCOME TAX EXPENSE
  (RECOVERY)
Current                             --          (6)              --              14              8
Future                              (9)         --               --              --             (9)
                              --------     -------     ------------     -----------     ----------
                                    (9)         (6)              --              14             (1)
                              --------     -------     ------------     -----------     ----------
Net income (loss) for the
  period                          (122)        (27)            (194)            135           (208)
                              --------     -------     ------------     -----------     ----------
Earnings (loss) per share
Basic and fully diluted          (0.04)       0.00            (0.01)           0.01          (0.01)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

2000

                                                   QUARTER ENDED (UNAUDITED)
                               (expressed in thousand of U.S. dollars - except per share amounts)
                              MARCH 31     JUNE 30     SEPTEMBER 30     DECEMBER 31     TOTAL YEAR
                              --------     -------     ------------     -----------     ----------
REVENUES                         1,650       2,809            2,568           1,856          8,883
COST OF REVENUES                 1,236       1,687            1,858           1,704          6,485
                              --------     -------     ------------     -----------     ----------
                                   414       1,122              710             152          2,398
                              --------     -------     ------------     -----------     ----------
OPERATING EXPENSES
Selling, general and
  administrative                   375         376              431             887          2,069
Research and development           193         216              269             237            915
Research and development
  grants                           (60)        (46)             (35)              1           (140)
Depreciation of capital
  assets                            10          13               33              43             99
                              --------     -------     ------------     -----------     ----------
                                   518         559              698           1,168          2,943
                              --------     -------     ------------     -----------     ----------
INCOME (LOSS) FROM
  OPERATIONS                      (104)        563               12          (1,016)          (545)
                              --------     -------     ------------     -----------     ----------
OTHER (INCOME) EXPENSES
Accrued dividends and
  amortization of discount
  on preferred shares               67          82               82              31            262
Provincial capital tax               -           -                -             260            260
Interest and bank charges          (19)        (22)             (15)           (776)          (832)
Foreign exchange (gains)
  losses                             -           -               (1)          1,330          1,329
                              --------     -------     ------------     -----------     ----------
                                    48          60               66             845          1,019
                              --------     -------     ------------     -----------     ----------
GAIN (LOSS) BEFORE INCOME
  TAXES                           (152)        503              (54)         (1,861)        (1,564)
                              --------     -------     ------------     -----------     ----------
INCOME TAX EXPENSE
  (RECOVERY)
Current                             (5)        273               --             (96)           172
Future                              --          --               --              --             --
                              --------     -------     ------------     -----------     ----------
                                    (5)        273               --             (96)           172
                              --------     -------     ------------     -----------     ----------
Net income (loss) for the
  period                          (147)        230              (54)         (1,765)        (1,736)
                              --------     -------     ------------     -----------     ----------
Earnings (loss) per share
Basic and fully diluted          (0.05)       0.01            (0.00)          (0.06)         (0.08)

LIQUIDITY AND CAPITAL RESOURCES
At December 31, 2000, we held cash and short-term investments of $77.4 million, compared to $0.5 million at December 31, 1999. As a result of a private placement of our preferred shares, which closed on January 24, 2000, we received proceeds of approximately $3.6 million. Our cash position further increased by the completion of an initial public offering of our common shares which closed November 1, 2000. Pursuant to this offering we issued 7 million common shares at $12.00 per share, for net proceeds (after commissions and expenses relating to the offering) of approximately $76.2 million. Cash and cash equivalents accounted for 93% of our total assets at December 31, 2000 compared to 23% of our total assets at December 31, 1999.

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

Cash used in operations for the year ended December 31, 2000 increased to $1.2 million, compared to $.09 million used in the year ended December 31, 1999. The majority of cash was used to fund non-cash working capital, specifically accounts receivable and inventories.

Accounts receivable increased as a result of increased revenue from our FCATS products. Inventory increased commensurate with our initiatives to decrease the manufacturing build cycles of our FCATS products. A contributing factor to the long build cycles is the delay in receiving materials from our suppliers.

Our capital requirements will be affected by many factors, including the success of our current product offerings, the ability to enhance our current products and our ability to develop and introduce new products that keep pace with technological developments in the marketplace. However, with cash and cash equivalents of over $77 million we believe that we have the resources necessary to meet projected capital expenditures for 2001 and 2002, without the need to raise additional funds.

Our current budget for 2001 includes a capital budget of $7.0 million to purchase equipment, primarily for our research and development programs.

CAPITAL EXPENDITURES
Capital expenditures increased to $1.5 million for the year ended December 31, 2000 compared to $0.3 million for the year ended December 31, 1999. This increase is attributable to equipment and facility expenditures related to outfitting our new facility and our expanded research and development efforts. During fiscal 2000 we manufactured 6 FCATS for our own research and development program.

Capital expenditure plans for 2001 and subsequent years will result in further investment in capital assets as we continue our manufacturing and development initiatives.

RISKS
We commenced operations of our fuel cell business in 1995 and since that time have been engaged principally in research and development relating to fuel cell systems and the manufacture and sale of fuel cell testing equipment. Accordingly, there is only a limited financial basis upon which you can evaluate our business and performance to date. The fact that we have only been in business for a short period of time and operate in a developing market means we face considerable challenges, expenses and difficulties to design, develop and manufacture new products in each of our proposed markets.

Our current business strategy is to expand significantly our development and manufacture of PEM fuel cell products and to market these products in the transportation, stationary and portable markets. In so doing, we will incur significant expenditures for research and development, expansion of our manufacturing capabilities, general administrative and sales and marketing expenses. As a result of these increased costs, we will need to generate significantly higher revenues to achieve and sustain profitability.

Fuel cells currently cost significantly more than many established competing technologies, such as internal combustion engines and batteries. The price of fuel cell products is dependent largely on material and manufacturing costs. There is no guarantee that these costs will be

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

reduced to the level where we will be able to produce a competitive product or that any product we produce using lower cost materials and manufacturing processes will not suffer from a reduction in performance, reliability and longevity.

To date, a small number of customers has accounted for a significant majority of our revenues and will continue to do so for the foreseeable future. If we lose any of these customers and do not attract additional customers, we may not generate sufficient revenues to offset this loss of revenues and our financial results will be materially adversely affected.

We expect our revenues and operating results to vary significantly from quarter to quarter. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a business customer and the first receipt of revenue from sales to that customer. Our products are highly-engineered and expensive to produce and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span several quarterly periods. Further, we generally recognize revenues on a percentage-of-completion basis. Under this accounting method, revenues are recognized on a pro rata basis in relation to contract costs incurred. As costs may vary significantly from quarter to quarter depending on the stage of development of the project, quarter to quarter comparisons of our revenues and operating results may not be meaningful.

Exchange rate fluctuations may cause fluctuations in our quarterly results. We transact business internationally in multiple currencies. In particular, a significant portion of our assets and cost of revenues are in U.S. dollars. We do not currently engage in any hedging transactions related to our exchange rate risk. Accordingly, gains and losses on the conversion of foreign currency assets may contribute to fluctuations in our results of operations and fluctuating exchange rates could cause reduced revenue and gross margins from our international sales.

OUTLOOK
We intend to continue the manufacture and sale of our current FCATS product line and expand the capabilities of our FCATS products to meet our customers' specific requirements. We anticipate that demand for our FCATS products will continue to grow in 2001. Concurrent with revenue from the sale of our FCATS products, we expect a gradual increase in revenue derived from other sources, including system integration, where we apply our knowledge of test stations to make full fuel cell systems for our customers, and full power systems, where we combine our systems knowledge with our proprietary fuel cell technology to make power generators for specific applications.

We will continue to invest in research and development directly and will seek additional shareholder value in collaborative and developmental alliances. Our marketing efforts will continue to focus on the target markets of transportation, stationary and portable power. During fiscal 2000 we initiated an aggressive program to protect our intellectual property, and we will continue to pursue this objective in 2001.

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

MANAGEMENT'S REPORT

TO THE SHAREHOLDERS OF HYDROGENICS CORPORATION
The accompanying consolidated financial statements and all information in this annual report are the responsibility of management. The consolidated financial statements have been prepared in accordance with generally accepted Canadian accounting principles and include certain estimates that reflect management's best judgments. The significant accounting policies which management believes are appropriate for the Company are described in note 2 to the consolidated financial statements. Financial information contained throughout this annual report is consistent with these financial statements.

Management has established and maintains a system of internal control that provides reasonable assurance that all transactions are accurately recorded, that the financial statements realistically report the company's operating and financial results, and that the company's assets are safeguarded.

The Board of Directors, through its Audit Committee, ensures that management fulfills its responsibilities for financial reporting and systems of internal control. The Audit Committee, which is comprised solely of outside directors, meets regularly with financial management and external auditors to review accounting, auditing and financial matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. The independent auditors have full and unrestricted access to the Audit Committee.


/s/ Pierre Rivard                            /s/ Robert Edwards
Pierre Rivard,                               Robert Edwards
President, Chief Executive Officer           Vice President, Finance and Administration

March 7, 2001

AUDITORS' REPORT

TO THE SHAREHOLDERS OF HYDROGENICS CORPORATION
We have audited the consolidated balance sheets of Hydrogenics Corporation as at December 31, 2000 and 1999 and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2000 in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP (signed)
Chartered Accountants
Toronto, Canada

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
CONSOLIDATED BALANCE SHEETS
as at December 31, 2000 and 1999
(expressed in thousands of U.S. dollars, except per share amounts)

                                                                   2000      1999
                                                                 ------     -----
                                                                      $         $
ASSETS
CURRENT ASSETS
Cash and cash equivalents (note 14).........................     77,436       453
Accounts receivable and unbilled revenues (note 6)..........      2,582       993
Grants receivable...........................................         75       143
Inventories (note 7)........................................      1,213       117
Prepaid expenses............................................        122         8
                                                                 ------     -----
                                                                 81,428     1,714
DEPOSITS (note 3)...........................................         67         -
CAPITAL ASSETS (note 4).....................................      1,497       250
                                                                 ------     -----
                                                                 82,992     1,964
                                                                 ------     -----
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 8)...........      2,463       953
Dividends payable on preferred shares (note 11).............          -        52
Income taxes payable........................................        169         9
                                                                 ------     -----
                                                                  2,632     1,014
LOAN PAYABLE (note 9).......................................        100         -
PREFERRED SHARES (note 11)..................................          -       912
                                                                 ------     -----
                                                                  2,732     1,926
                                                                 ------     -----
SHAREHOLDERS' EQUITY
SHARE CAPITAL (note 11).....................................     80,740       145
DEFICIT.....................................................     (1,843)     (107)
CURRENCY TRANSLATION ADJUSTMENT.............................      1,363         -
                                                                 ------     -----
                                                                 80,260        38
                                                                 ------     -----
                                                                 82,992     1,964
                                                                 ------     -----

COMMITMENTS AND CONTINGENCIES (note 10)

APPROVED BY THE BOARD OF DIRECTORS:


/s/ Norman Seagram                           /s/ Pierre Rivard
Norman Seagram,                              Pierre Rivard,
Chairman                                     Director, President and CEO

The accompanying notes form an integral part of these financial statements.

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT) for the years ended December 31, 2000, 1999 and 1998
(expressed in thousands of U.S. dollars, except per share amounts)

                                                      2000           1999           1998
                                                ----------     ----------     ----------
                                                         $              $              $
REVENUES...................................          8,883          2,674            665
COST OF REVENUES...........................          6,485          2,105            415
                                                ----------     ----------     ----------
                                                     2,398            569            250
OPERATING EXPENSES
Selling, general and administrative........          2,069            534             89
Research and development (note 5)..........            915            424             94
Research and development grants............           (140)          (262)           (49)
Depreciation of capital assets.............             99             18              3
                                                ----------     ----------     ----------
                                                     2,943            714            137
                                                ----------     ----------     ----------
INCOME (LOSS) FROM OPERATIONS..............           (545)          (145)           113
                                                ----------     ----------     ----------
OTHER (INCOME) EXPENSES
Accrued dividend and amortization of
  discount on preferred shares.............            262             73              -
Provincial capital tax.....................            260              -              -
Interest and bank charges..................           (832)            (9)             2
Foreign exchange losses....................          1,329              -              -
                                                ----------     ----------     ----------
                                                     1,019             64              2
                                                ----------     ----------     ----------
INCOME (LOSS) BEFORE INCOME TAXES..........         (1,564)          (209)           111
INCOME TAX EXPENSE (RECOVERY) (note 12)
Current....................................            172              8              4
Future.....................................              -             (9)             8
                                                ----------     ----------     ----------
                                                       172             (1)            12
                                                ----------     ----------     ----------
NET INCOME (LOSS) FOR THE YEAR.............         (1,736)          (208)            99
RETAINED EARNINGS (DEFICIT) - BEGINNING OF
  YEAR.....................................           (107)           101              2
                                                ----------     ----------     ----------
RETAINED EARNINGS (DEFICIT) - END OF
  YEAR.....................................         (1,843)          (107)           101
                                                ----------     ----------     ----------
BASIC AND FULLY DILUTED EARNINGS (LOSS) PER
  SHARE (note 16)..........................          (0.08)         (0.01)          0.01
SHARES USED IN COMPUTING BASIC AND FULLY
  DILUTED EARNINGS (LOSS) PER SHARE........     22,341,370     19,687,500     19,687,500

The accompanying notes form an integral part of these financial statements.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2000, 1999 and 1998
(expressed in thousands of U.S. dollars, except per share amounts)

                                                                 2000     1999      1998
                                                               ------     ----     -----
                                                                    $        $         $
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Income (loss) for the year................................     (1,736)    (208)       99
Items not affecting cash
  Foreign exchange loss...................................      1,329        -         -
  Depreciation of capital assets..........................        224       45         3
  Amortization of discount on preferred shares............         85       20         -
  Imputed interest on grant payable.......................          7        -         -
  Future income taxes.....................................          -       (9)        8
Net change in non-cash working capital (note 17)..........     (1,122)      66      (262)
                                                               ------     ----     -----
                                                               (1,213)     (86)     (152)
                                                               ------     ----     -----
INVESTING ACTIVITIES
Deposits..................................................        (67)       -         -
Purchase of capital assets................................     (1,492)    (280)      (11)
                                                               ------     ----     -----
                                                               (1,559)    (280)      (11)
                                                               ------     ----     -----
FINANCING ACTIVITIES
Increase in shareholders' advances........................          -        -        12
Repayment of shareholders' advances.......................          -        -       (32)
Increase (decrease) in bank indebtedness..................          -        -       (14)
Increase in loan payable..................................         92        -         -
Preferred shares issued - net of issuance costs...........      3,623        -     1,016
Common shares issued - net of issuance costs..............     76,186        -         -
                                                               ------     ----     -----
                                                               79,901        -       982
                                                               ------     ----     -----
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING
  THE YEAR................................................     77,179     (366)      819
EFFECT OF EXCHANGE RATE ON CASH...........................       (146)       -         -
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR.............        453      819         -
                                                               ------     ----     -----
CASH AND CASH EQUIVALENTS - END OF YEAR...................     77,436      453       819
                                                               ------     ----     -----
SUPPLEMENTAL DISCLOSURE
Interest paid.............................................          7        -         2
Income taxes paid.........................................          -        4         -

The accompanying notes form an integral part of these financial statements.

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 2000, 1999 and 1998
(expressed in thousands of U.S. dollars, except per share amounts)

1       DESCRIPTION OF BUSINESS
Hydrogenics Corporation designs, develops and manufactures proton-exchange membrane, or PEM, fuel cell automated test stations. The company's principal customers include automotive companies, fuel cell developers and component suppliers principally located in Canada, the United States and the United Kingdom.

2       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The consolidated financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles and include the results of the company and its wholly-owned subsidiaries, Hydrogenics (Japan) Inc. and Hydrogenics USA, Inc., both of which were incorporated in the fourth quarter of 2000.

The functional currency of the company is the Canadian dollar. Effective December 31, 1999, the U.S. dollar was adopted as the reporting currency and the financial information for 1999 and prior years has been presented in U.S. dollars in accordance with a translation of convenience method using the exchange rate of December 31, 1999 of US$1.00 - Cdn$1.4433 being the Bank of Canada noon buying rate at December 31, 1999. For periods subsequent to December 31, 1999, Canadian dollar amounts are translated into the reporting currency using the current rate method, whereby assets and liabilities are translated at the period-end exchange rate, and revenues and expenses are translated at the average exchange rate for the period. Gains or losses from translation into the reporting currency are included in the cumulative translation adjustment in shareholders' equity.

Revenue recognition
Revenues from long-term contracts are determined under the percentage-of-completion method where revenues are recognized on a pro rata basis in relation to contract costs incurred. The company may provide installation services under long-term contracts. These costs are included in determining the percentage of completion and timing of revenue recognition. Unbilled revenues (included in accounts receivable) represent revenues earned in excess of amounts billed on uncompleted contracts.

Revenues related to the sale of fuel cell system component parts are recorded when such parts are delivered.

Product warranty
The company typically provides a warranty for parts and labour for one year and provides for future warranty costs based on management's best estimates of such costs, taking into account the nature of the contracts.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Grants and investment tax credits
Grants to fund various research activities are received from government and other institutions. These grants are recorded as either a liability, a reduction of the cost of the applicable capital assets, or a credit in the statement of operations and retained earnings (deficit) when earned based on the terms and conditions of the agreements under which the assistance is provided to the company. A liability is recorded when repayment of the obligation is probable.

Investment tax credits related to qualifying research and development expenditures are recorded as either a reduction of the cost of applicable capital assets or credited in the statement of operations and retained earnings (deficit) depending on the nature of the expenditures which gave rise to the credits. Investment tax credits are recognized in the year in which the credits are earned and realization is reasonably assured.

Cash and cash equivalents
Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with original terms to maturity of three months or less.

Inventories
Inventories are primarily raw materials and are valued at the lower of cost, determined on a first-in first-out basis, or market. Market is defined as replacement cost. Finished goods and work-in-progress are recorded at the lower of cost and net realizable value.

Capital assets
Capital assets are recorded at cost less accumulated depreciation. Capital assets are depreciated from the date of acquisition or, in respect of internally constructed research and development equipment, from the time an asset is substantially completed and ready for use. The cost of internally constructed assets includes materials, labour and directly attributable overhead costs.

Depreciation is computed using the declining balance method or straight-line method as follows:

Computer hardware and software                                    30% per annum
Office furniture and equipment                                    20% per annum
Research and development equipment                                30% per annum
Automobiles                                                       30% per annum
Leasehold improvements                       Straight line over the term of the
                                                                          lease

Long-lived assets
The company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of any asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the net recoverable amount.

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

Research and development costs
Research and product development costs are expensed as incurred until technological feasibility is reached, there is intention to produce or market the developed product and the future market is clearly defined. Costs for research and development equipment that have alternative uses are capitalized.

Costs incurred in applying for patents and licenses are expensed as incurred.

Foreign currency translation
Monetary assets and liabilities denominated in currencies other than the Canadian dollar, the company's functional currency, are translated at the rate of exchange in effect at the end of the year. Revenue and expense items are translated into Canadian dollars at the rate of exchange in effect on the dates transactions occur. Exchange gains or losses are reflected in other expenses. See note 2 "basis of presentation" regarding the company's reporting currency.

Financial instruments
Financial instruments are initially recorded at historical cost. If subsequent circumstances indicate that a decline in the fair value of a financial instrument is other than temporary, the financial asset is written down to its fair value.

Use of estimates
The preparation of these financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-based compensation
No compensation expense is recognized when stock options are granted to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

Income taxes
Income taxes are recorded using the liability method. Future income tax amounts arise due to the temporary differences in the assets and liabilities between their accounting and income tax bases. Future tax assets are recognized to the extent that realization of such benefits is more likely than not.

3       DEPOSITS
Deposits represent amounts paid as security for rental property and utility services.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

4       CAPITAL ASSETS

                                                                 2000    1999
                                                                -----    ----
                                                                    $       $
Cost
  Computer hardware and software                                  253      65
  Office furniture and equipment                                  307      59
  Research and development equipment                            1,032     176
  Automobiles                                                      16       -
  Leasehold improvements                                          148       -
                                                                -----    ----
                                                                1,756     300
                                                                -----    ----
Accumulated depreciation
  Computer hardware and software                                   58      16
  Office furniture and equipment                                   43       8
  Research and development equipment                              149      26
  Automobiles                                                       1       -
  Leasehold improvements                                            8       -
                                                                -----    ----
                                                                  259      50
                                                                -----    ----
Net
  Computer hardware and software                                  195      49
  Office furniture and equipment                                  264      51
  Research and development equipment                              883     150
  Automobiles                                                      15       -
  Leasehold improvements                                          140       -
                                                                -----    ----
                                                                1,497     250
                                                                -----    ----

5       RESEARCH AND DEVELOPMENT
Research and development expenses consist of the following:

                                                                2000    1999    1998
                                                                ----    ----    ----
                                                                   $       $       $
Materials                                                        586     184      59
Labour                                                           301     189     127
Overhead                                                          20       -       -
Subcontracts                                                       -       6      10
Patent costs                                                     110      19       5
Depreciation of research and development assets                  125      26       -
Investment tax credits                                          (227)      -    (107)
                                                                ----    ----    ----
                                                                 915     424      94
                                                                ----    ----    ----

The company develops products and related technology using its own resources and through product development and demonstration contracts with various government and public sector agencies. The company owns or is entitled to use the products and technology developed under these contracts.

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

The company obtains protection of the intellectual property, which it develops, by filing for patents in Canada, the United States and other countries. Legal expenditures related to such filings in the year are included above.

6       ACCOUNTS RECEIVABLE AND UNBILLED REVENUES
Accounts receivable and unbilled revenues consist of the following amounts:

                                                                 2000     1999
                                                                -----    -----
                                                                    $        $
Trade accounts receivable                                       1,939      158
Less: Allowance for doubtful accounts                               -      (13)
Goods and services tax                                            253       77
Refundable investment tax credits                                 333       92
Unbilled revenues on contracts-in-progress                         57    1,390
Less: Progress payments                                             -     (711)
                                                                -----    -----
                                                                2,582      993
                                                                -----    -----

Progress payments relate to contracts-in-progress at the end of the year with unbilled revenues.

7       INVENTORIES
Inventories include the following accounts:

                                                                   2000     1999
                                                                 ------     ----
                                                                      $        $
Raw materials                                                     1,161      117
Work-in-progress                                                     18        -
Finished goods                                                       34        -
                                                                 ------     ----
                                                                  1,213      117
                                                                 ------     ----

8       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following accounts:

                                                                 2000     1999
                                                                -----    -----
                                                                    $        $
Trade accounts payable                                          1,816      801
Provincial capital tax                                            265        -
Accrued payroll costs                                              80       34
Warranty accrual                                                  186       87
Other                                                             116       31
                                                                -----    -----
                                                                2,463      953
                                                                -----    -----

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

9       LOAN PAYABLE
In April 2000, the company received $92 in repayable grant financing from a government agency for research and development activities. The principal is repayable over a four-year period commencing April 1, 2005. The amount repayable in each quarter is 1.3% of the company's gross revenues for the proceeding quarter. The maximum amount repayable is 150% of the principal representing an effective interest rate of 10% per year.

The company has charged to expense imputed interest of $7 (1999 - $nil).

10      COMMITMENTS AND CONTINGENCIES
The company incurred rental expenses under operating leases of $390 in 2000 (1999 - $30; 1998 - $17) The company has future minimum lease payments under operating leases relating to premises and office equipment at December 31, 2000 as follows:

                                                                    $
2001                                                              875
2002                                                              858
2003                                                              706
2004                                                              687
2005                                                              456
                                                                -----
                                                                3,582
                                                                -----

The company has entered into repayable contribution and other research and development arrangements with the Department of Natural Resources (DNR), the National Research Council, Canada (NRC), and the University of Quebec at Trois Rivieres (UQTR). Under these arrangements, the company will receive up to a cumulative amount of Cdn$1,521 (1999 - Cdn$1,418; 1998 - Cdn$312) towards agreed upon research and development project costs. The utilized amount of the advances at December 31, 2000 was Cdn$986 (1999 - Cdn$682; 1998 - Cdn$304). In return,
DNR, NRC and UQTR have a right to receive as repayments, 1.3% to 4% of gross revenue received by the company as a result of the commercial exploitation of the associated technology. These arrangements will expire in stages between September 30, 2006 and March 31, 2016, or when total payments paid reach the utilized amount of the advance, depending on the terms of the individual contracts.

Research and development arrangements that obligate the company to repay the funds regardless of the outcome or commercialization of the research and development are recognized as liabilities.

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

11      SHARE CAPITAL AND PREFERRED SHARES
The authorized capital stock of the company consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

                                                            2000    1999
                                                          ------    ----
                                                               $       $
ISSUED AND OUTSTANDING
35,560,000 (1999 - 19,687,500) common shares              80,740      21
Other equity                                                   -     124
                                                          ------    ----
                                                          80,740     145
                                                          ------    ----

During 2000, the company completed a reverse share split reducing the number of common shares from 3,000,000 to 2,812,500. Prior to the initial public offering, the shares were split on a seven to one basis. The effect of these splits has been recognized retroactively in all share and per share data in the financial statements and notes.

On December 21, 1998, the company issued 750,000 Series A preferred shares at $1.39 (Cdn$2.00) per share for proceeds, net of issue costs, of $1,015 (Cdn$1,466). These shares were voting, convertible, redeemable and earned 5% cumulative dividends.

On January 24, 2000, the company issued 510,500 Series B preferred shares at $7.27 (Cdn$10.50) per share for proceeds, net of issue costs, of $3,623 (Cdn$5,261). These shares were voting, convertible, redeemable and earned 5% cumulative dividends.

For financial reporting purposes, the Series A and B preferred shares have liability and equity components. The liability component was based on discounted future cash flows to the holders of the preferred shares and was recorded as preferred shares on the balance sheets. The remaining balance of $567 was included in other equity within share capital. Accrued dividend and amortization of discount on the debt component is charged to the statement of operations in the period.

On November 1, 2000, the company completed an initial public offering and listed the common shares on the NASDAQ National Market and The Toronto Stock Exchange, and issued 7,000,000 common shares raising proceeds of $76,167 net of issue costs of $7,833.

On November 1, 2000, all outstanding Series A and B preferred shares were converted to common shares in accordance with the terms of the share agreements. A total of 8,823,500 common shares were issued for a total of $4,529. At conversion, $229 cumulative dividends were paid to the preferred shareholders.

During 2000, the Company adopted a broad-based employee share option plan. This plan replaces previous employee share purchase arrangements. The number of common shares that may be issued under the share option plan is limited to 4,641,000. All options are for a term of 10 years from the date of grant and vest over three years unless otherwise determined by the board of directors. As at December 31, 2000, 1,981,438 options are fully vested and the remainder vest over four years from the date of grant. Under Canadian generally accepted

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

accounting principles ("GAAP") no compensation expense has been recorded in respect of these options. A summary of the company's stock option activity is as follows:

                                                                                      WEIGHTED
                                                                                       AVERAGE
                                                               OPTIONS FOR      EXERCISE PRICE
                                                             COMMON SHARES                CAN$
                                                       -------------------     ---------------
Balance - December 31, 1998                                              -                   -
Options granted                                                  1,394,533                0.22
                                                       -------------------
Balance - December 31, 1999                                      1,394,533                0.22
Options granted                                                  2,547,117                1.21
Options exercised                                                  (49,000)               0.72
                                                       -------------------
Balance - December 31, 2000                                      3,892,650                0.86
                                                       -------------------

The following table summarizes information about the company's share options outstanding as at December 31, 2000:

                                                     WEIGHTED
                                 NUMBER               AVERAGE                   NUMBER
EXERCISE PRICE           OUTSTANDING AT             REMAINING           EXERCISABLE AT
          CAN$        DECEMBER 31, 2000      CONTRACTUAL LIFE        DECEMBER 31, 2000
-------------    ----------------------      ----------------   ----------------------
         0.05                 1,312,500                  8.89                  861,329
         0.29                 1,834,000                  8.74                  950,797
         1.05                   392,000                  9.23                  162,313
 1.50 to 5.07                   125,300                  9.46                    7,000
 4.29 to 5.00                    78,750                  9.50                        -
         5.85                    17,000                  9.96                        -
6.43 to 10.00                    20,650                  9.67                        -
        10.71                    14,350                  9.69                        -
        11.43                    84,700                  9.60                        -
        12.14                     8,400                  9.76                        -
        18.12                     5,000                  9.84                        -
                  ---------------------                         ----------------------
                              3,892,650                                      1,981,439
                  ---------------------                         ----------------------

All options granted after November 1, 2000, the date of the company's initial public offering, have an exercise price equal to the market price of the company's shares on the date of grant.

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

12      INCOME TAXES
Significant components of the company's future income tax asset are:

                                                                 2000     1999
                                                                ------    ----
                                                                     $       $
Non capital losses                                                 878       -
Investment tax credits                                              22       -
Warranty and other provisions                                      113      19
Capital assets                                                     (59)      2
Share issue costs                                                3,235       -
Unrealized foreign exchange loss                                   715       -
Valuation allowance                                             (4,904)    (21)
                                                                ------    ----
                                                                     -       -
                                                                ------    ----

The company's computation of income tax expense (benefit) is as follows:

                                                                  2000     1999    1998
                                                                ------    -----    -----
                                                                     $        $        $
Income (loss) before income taxes                               (1,564)    (208)     110
                                                                ------    -----    -----
Statutory income tax rate                                        34.95%   21.62%   22.12%
                                                                ------    -----    -----
Income taxes at statutory rate                                    (547)     (45)      24
  Non-deductible interest                                           91       16        -
  Other permanent differences                                       18        7      (12)
  Large corporations tax                                           172        -        -
  Change in valuation allowance                                    438       21        -
                                                                ------    -----    -----
Income tax expense (benefit)                                       172       (1)      12
                                                                ------    -----    -----

As at December 31, 2000, the company has available federal loss carry-forwards of $1,320 (1999 - $17; 1998 - $nil) that may be used to reduce federal taxable income in future years, expiring in 2007. In addition, the company has available provincial loss carry-forwards of $1,840 (1999 - $551; 1998 - $nil) that may be used to reduce provincial taxable income in future years, expiring between 2006 and 2007. The company has earned non-refundable investment tax credits amounting to approximately $22 (1999 - $nil; 1998 - $nil) that can be used to reduce future federal income taxes payable, expiring in 2009. Due to the uncertainties related to the industry in which the company operates, the tax benefit of the above carried forward amounts has been completely offset by the valuation allowance.

13      RELATED PARTY TRANSACTIONS
In the normal course of operations, the company subcontracts certain manufacturing functions to a company owned by a relative of one of the principal shareholders of Hydrogenics Corporation. Billings by this related company for manufacturing functions totaled $615 (1999 - $178; 1998 - $67). There were sales to the related company in relation to project work it was involved with totaling $nil (1999 - $3; 1998 - $36). At December 31, 2000, the company has an accounts payable balance due to this related company of $46 (1999 - $69).

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

14      FINANCIAL INSTRUMENTS
At December 31, 2000 and 1999, the fair values of cash and cash equivalents, accounts receivable, grants receivable, accounts payable and accrued liabilities approximate their respective carrying values because of the short-term nature of these instruments. Preferred shares and loan payable are at market terms and accordingly, fair value approximates carrying value.

U.S. dollar-denominated amounts included with cash and cash equivalents at December 31, 2000 are $75,547 (Cdn$116,313) (1999 - $616 (Cdn$804)). All amounts are with major financial institutions within Canada.

A substantial portion of the company's accounts receivable are with a limited number of customers (note 18).

15      LINE OF CREDIT
The company has an operating line of credit available up to $173 (Cdn$250). As at December 31, 2000, the company had not drawn on this line (1999 - $nil). The operating facility bears interest at Royal Bank of Canada prime rate plus 1.75% , is due on demand and includes a general security agreement over all assets.

16      NET EARNINGS (LOSS) PER SHARE
Net earnings (loss) per share is calculated using the weighted average number of common shares outstanding for the year, adjusted for stock splits, of 22,341,370 shares in 2000 (1999 - 19,687,500; 1998 - 19,687,500). No effect has been given to the potential exercise of stock options in the calculation of fully diluted earnings (loss) per share as the effect would be antidilutive.

17      STATEMENT OF CASH FLOWS
Net change in working capital is as follows:

                                                                  2000    1999    1998
                                                                ------    ----    ----
                                                                     $       $       $
Decrease (increase) in current assets
  Accounts receivable and unbilled revenues                     (1,626)   (639)   (314)
  Grants receivable                                                 63    (109)      3
  Inventories                                                   (1,100)    (89)    (28)
  Prepaid expenses                                                (114)     (8)      1
Increase (decrease) in current liabilities
  Accounts payable and accrued liabilities                       1,545     850      80
  Income taxes payable                                             160       9      (4)
  Dividends payable                                                (50)     52       -
                                                                ------    ----    ----
                                                                (1,122)     66    (262)
                                                                ------    ----    ----

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

18      SEGMENTED FINANCIAL INFORMATION
The company currently operates in a single operating segment, being the design, development and manufacturing of proton-exchange membrane, or PEM, fuel cell automated test stations. Substantially all the company's operations including capital assets are located in Canada. The distribution of revenue determined by location of customers is as follows:

                                                                 2000     1999    1998
                                                                -----    -----    ----
                                                                    $        $       $
Canada                                                             35       77     160
United States                                                   5,098    1,753     505
United Kingdom                                                  3,442      795       -
Rest of World                                                     308       49       -
                                                                -----    -----    ----
                                                                8,883    2,674     665
                                                                -----    -----    ----

The company's largest customers comprise the following percentages of total sales:

                                                                2000    1999    1998
                                                                ----    ----    ----
                                                                   %       %       %
First                                                             39      36      45
Second                                                            29      30      23
Third                                                             10      14      15
Fourth                                                             7       9      11
Others                                                            15      11       6
                                                                ----    ----    ----
                                                                 100     100     100
                                                                ----    ----    ----

19 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES

The financial statements have been prepared in accordance with Canadian generally accepted accounting practices (Canadian GAAP), which differ in certain respects from those principles and practices that the company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (U.S. GAAP).

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

The reconciliation of net income (loss) based on Canadian GAAP to conform to U.S. GAAP is as follows:

                                                                      2000          1999
                                                                ----------    ----------
                                                                         $             $
Net income (loss) for the year based on Canadian GAAP               (1,736)         (208)
Accrued dividends and amortization of discount on preferred
  shares                                                               262            73
Change in reporting currency                                             -             4
Stock-based compensation                                            (3,369)          (34)
                                                                ----------    ----------
Net income (loss) for the year based on U.S. GAAP                   (4,843)         (165)
Other comprehensive income (loss)
  Foreign currency translation                                       1,360             1
                                                                ----------    ----------
Comprehensive income (loss) based on U.S. GAAP                      (3,483)         (164)
                                                                ----------    ----------
Basic and diluted earnings (loss) per share based on U.S.
  GAAP                                                               (0.22)        (0.01)
Weighted average number of shares used in calculating
  earnings (loss) per share                                     22,341,370    19,687,500

The effect of these adjustments on the shareholders' equity of the company is as follows:

                                                                  2000    1999
                                                                ------    ----
Shareholders' equity based on Canadian GAAP                     80,260      38
Equity component of preferred shares                                 -    (124)
Cumulative amortization of discount on preferred shares              -      21
                                                                ------    ----
Shareholders' equity (deficiency) based on U.S. GAAP            80,260     (65)
                                                                ------    ----

----------

(i)   Preferred Shares

     Under Canadian GAAP, convertible, redeemable, preferred shares are presented as debt and equity components on the balance sheet. The statement of operations includes a charge for interest on the debt component and dividends. However, under U.S. GAAP, these preferred shares meet the definition of mandatorily redeemable shares, which are considered a component of temporary equity outside of shareholders' equity and dividends are charged directly to equity.

(ii)  Stock-based compensation

     Under Canadian GAAP, no compensation expense has been recognized with respect to employee stock options. For U.S. GAAP reporting, the company uses the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period. For U.S. GAAP, the compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders' equity. At December 31,

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

     2000, equity balances for deferred stock-based compensation and stock options outstanding are $5,762 and $2,589, respectively.

     Had the company determined compensation cost, based on the fair value method as prescribed in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation," the fair market value of the stock options granted in 2000 would be $3,822 (1999 - $108) and the pro forma net (loss) income would be $(5,444) ($(0.15) loss per share ) (1999 - $(185), $(0.09) loss per share). Stock options are valued using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 6.25%, expected life of four years and expected volatility of 100%.

(iii)  New accounting standards

     For U.S. GAAP reporting purposes, the company will be required to adopt FAS 133 "Accounting for Derivative Instruments and Hedging Activities" for the 2001 fiscal year. The company does not use derivative financial instruments for trading purposes and, at present, does not enter into hedging transactions and therefore the impact of adopting FAS 133 on financial reporting will not be material.

     For Canadian GAAP reporting purposes, the company will adopt the new Canadian standard for reporting earnings per share effective January 1, 2001. The new requirements are in line with U.S. standards. The treasury stock method is to be used, instead of the current imputed earnings approach, for determining the dilutive effect of options.

(iv)  Change in reporting currency

     As discussed in note 2, effective as of December 31, 1999, the company adopted the U.S. dollar as its reporting currency. Under U.S. GAAP, the financial statements, including prior years', are translated according to the current rate method whereby revenues and expenses are translated at exchange rates prevailing at the respective transaction dates. Under Canadian GAAP, at the time of change in reporting currency, the historical financial statements are presented using a translation of convenience whereby all amounts for the current year and comparative figures were translated at the exchange rate prevailing at December 31, 1999.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     The condensed balance sheets as at December 31, 2000 and 1999, and statements of operations and cash flows for the years ended December 31, 2000 and 1999, after giving effect to the change in reporting currency under U.S. GAAP, are as follows:

                                                                       2000     1999
                                                                     ------    -----
                                                                          $        $
     Current assets                                                  81,428    1,714
     Total assets                                                    82,992    1,964
     Current liabilities                                              2,632      962
     Total liabilities                                                2,732      962
     Mandatorily redeemable preferred shares                              -    1,067
     Shareholders' equity (deficiency)                               80,260      (65)

                                                                       2000     1999
                                                                     ------    -----
                                                                          $        $
     Revenues                                                         8,883    2,598
     Cost of revenues                                                 6,485    2,045
     Operating expenses                                               6,312      727
     Loss from operations                                            (3,914)    (174)
     Loss for the period                                             (4,843)    (165)

                                                                       2000     1999
                                                                     ------    -----
                                                                          $        $
     Cash used in operating activities                                 (984)     (83)
     Cash used in investing activities                               (1,559)    (272)
     Cash used in financing activities                               79,672        -

(v)   Comprehensive income

     U.S. GAAP requires disclosure of comprehensive income which comprises income (loss) and other comprehensive income. The only item of other comprehensive income for the company is the charge to the currency translation account. Under Canadian GAAP, there is no standard for reporting comprehensive income.

(vi)  Earnings (loss) per share

     The numerator for purposes of calculating earnings (loss) per share has been calculated as follows:

                                                                       2000    1999
                                                                     ------    ----
                                                                          $       $
     Net income (loss)                                               (4,843)   (165)
     Less: Dividends on preferred shares                                179      50
                                                                     ------    ----
     Income (loss) available to common shares                        (5,022)   (215)
                                                                     ------    ----

--------------------------------------------------------------------------------

HYDROGENICS CORPORATION
--------------------------------------------------------------------------------

CORPORATE INFORMATION

MANAGEMENT
Pierre Rivard,
President & Chief Executive Officer
Boyd Taylor
Vice President, Sales & Marketing
Joseph Cargnelli
Vice President, Technology
Dr. Ravi B. Gopal
Vice President, Engineering, R&D
Robert Edwards
Vice President, Finance & Administration
Charley Pappas
Vice President, Engineering, Operations
Jonathan Lundy
Vice President, Corporate Affairs and Corporate Secretary

BOARD OF DIRECTORS
Norman Seagram(1,2,3), Chairman
President, Sportsco International LP
Donald J. Lowry(1,2,3), Director
Chief Executive Officer, Epcor Utilities Inc.
Don J. Morrison, Director
Senior Vice President, Investments
Working Ventures Canadian Fund Inc.
Dr. Robert Lee(1), Director
Independent Technical Advisor to Air Liquide Canada
Pierre Rivard(2,3), Director
Boyd Taylor, Director
Joseph Cargnelli, Director

LEGAL COUNSEL
Corporate (Canada):
Osler, Hoskin & Harcourt LLP
1 First Canadian Place
Toronto, ON, M5X 1B8
Corporate (USA):
Brobeck, Phleger & Harrison LLP
1633 Broadway, 47th Floor
New York, NY 10019
United States of America
Intellectual Property:
Bereskin & Parr
40 King Street West
Toronto, Ontario, M5H 3Y2

AUDITORS
PricewaterhouseCoopers LLP
145 King Street West
Toronto, ON, M5H 1V8

TRANSFER AGENT
CIBC Mellon Trust Company
20 Bay Street
P.O. Box 1
Toronto, ON, M5H 4A6

CORPORATE OFFICE
Hydrogenics Corporation
5985 McLaughlin Rd.
Mississauga, ON, L5R 1B8

CORPORATE SUBSIDIARIES
Hydrogenics USA, Inc.
Hydrogenics (Japan) Inc.

STOCK EXCHANGE LISTINGS
Nasdaq National Market
Symbol: HYGS
The Toronto Stock Exchange
Symbol: HYG

CORPORATE WEB SITE
www.hydrogenics.com

SHAREHOLDER INQUIRIES
Investor Relations
Hydrogenics Corporation
5985 McLaughlin Rd.
Mississauga, ON, L5R 1B8
Tel: 905-361-3660
Fax: 905-361-3626
Email: investors@hydrogenics.com

CORPORATE COMMUNICATION
To be placed on the Company's mailing list for Quarterly Reports and News Releases please email investors@hydrogenics.com or contact (905) 361-3631. For other information about Hydrogenics or inquiries please contact one of the following:
Company website: www.hydrogenics.com
Email: investors@hydrogenics.com
Tel: (905) 361-3660
Fax: (905) 361-3626

1   Member of our Audit Committee
2   Member of our Management Development and Compensation Committee
3   Member of our Nomination and Corporate Governance Committee

                                [HYDROGENICS LOGO]

--------------------------------------------------------------------------------

"HYDROGENICS CORPORATION
5985 McLaughlin Road
Mississauga, Ontario
Canada L5R 1B8
Phone: 905-361-3660
Fax: 905-361-3626
www.hydrogenics.com"